UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Ocean Rig UDW Inc. (the "Company") as of and for the nine-month period ended September 30, 2015.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-202829) filed with the Securities and Exchange Commission on April 22, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: December 8, 2015	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "Ocean Rig" or the "Company" or "we" shall include Ocean Rig UDW Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in Company's Annual Report on Form 20-F (File No. 001-35298) for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission (the "Commission") on March 9, 2015 and our Registration Statement on Form F-3, declared effective by the Commission on May 7, 2015. See also the discussion in the section entitled "Forward Looking Statements" below.
Unaudited Results of Operations
Nine-months ended September 30, 2015 compared to the nine-months ended September 30, 2014.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)
	Nine-months ended September 30,		Change
	2014	2015	Amount	%
REVENUES:
Revenues	$1,317,711	$1,272,473	$(45,238)	(3.4)%

EXPENSES:
Drilling rigs and drillships operating expenses	533,017	431,190	(101,827)	(19.1)%
Depreciation and amortization	239,835	267,468	27,633	11.5%
General and administrative expenses	96,915	76,647	(20,268)	(20.9)%
Legal settlements and other, net	2,733	(3,234)	(5,967)	(218.3)%
Operating income	445,211	500,402	55,191	12.4%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(234,705)	(211,937)	22,768	(9.7)%
Interest income	9,130	9,605	475	(5.2)%
Loss on interest rate swaps	(6,224)	(16,278)	(10,054)	161.5%
Gain from repurchase of senior notes	-	52,213	52,213	100%
Other, net	759	(13,256)	(14,015)	(1,846.5)%
Total other expenses, net	(231,040)	(179,653)	51,387	(22.2)%

INCOME BEFORE INCOME TAXES	214,171	320,749	106,578	49.8%

Income taxes	(41,873)	(66,336)	(24,463)	58.4%
NET INCOME	$172,298	$254,413	$82,115	47.7%

Revenues
Revenues from drilling contracts decreased by $45.2 million, or 3.4%, to $1,272.5 million for the nine-month period ended September 30, 2015, as compared to $1,317.7 million for the nine-month period ended September 30, 2014. The decrease is primarily attributable to the decrease in operations of the Ocean Rig Skyros by $153.5 million. Additionally, the decrease in operations of the Ocean Rig Corcovado, the Eirik Raude, the Ocean Rig Olympia and the Ocean Rig Poseidon resulted in a total decrease of $136.5 million in aggregate. The total decrease was partly offset by the increase in the operations of the Ocean Rig Apollo and the Ocean Rig Athena, that were added to the fleet during the first quarter of 2015 and 2014, respectively, resulting in additional revenues of $208.8 million, in aggregate and the operations of the Ocean Rig Mylos, the Ocean Rig Mykonos and the Leiv Eiriksson, which contributed $485.0 million revenues in total during the nine-month period ended September 30, 2015, as compared to $449.0 million during the same period in 2014. The maximum day rates for the contracts on which our drilling units were employed during the nine-month period ended September 30, 2015, ranged between approximately $355,000 and $699,376 per day. The maximum day rates for the contracts on which our drilling units were employed during the nine-month period ended September 30, 2014, ranged between approximately $443,016 and $690,100 per day.
Operating expenses
Drilling rigs and drillships operating expenses decreased by $101.8 million, or 19.1%, to $431.2 million for the nine-month period ended September 30, 2015, compared to $533.0 million for the nine-month period ended September 30, 2014.  The decrease is primarily attributable to a decrease of $151.7 million in operating expenses of the Leiv Eiriksson, the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, the Ocean Rig Corcovado, the Ocean Rig Mylos and the Ocean Rig Skyros. This decrease was partly offset by the operations of the Ocean Rig Apollo and the Ocean Rig Athena, that were added to the fleet during the first quarter of 2015 and 2014, respectively, resulting in higher operating expenses for the nine-month period ended September 30, 2015, amounting to $49.9 million.
Depreciation and amortization
Depreciation and amortization expense increased by $27.7 million, or 11.6%, to $267.5 million for the nine-month period ended September 30, 2015, as compared to $239.8 million for the nine-month period ended September 30, 2014. The increase in depreciation and amortization expense was mainly attributable to the operation of the Ocean Rig Apollo, amounting to $17.8 million, which was added to the fleet during the first quarter of 2015, the increase in depreciation expense of Ocean Rig Athena, by $7.5 million since it was delivered in the end of the first quarter of 2014. Additionally, the depreciation of the Leiv Eiriksson, the Eirik Raude the Ocean Rig Mylos and the Ocean Rig Skyros and the Ocean Rig Poseidon increased by $5.8 million in aggregate. These increases were partly offset by a decrease of $4.4 million in the depreciation expense charged for the Ocean Rig Corcovado and the Ocean Rig Mykonos. The depreciation expense charged for the Ocean Rig Olympia remained approximately the same for the nine-month period ended September 30, 2015, as compared to the relevant period in 2014.
General and administrative expenses
General and administrative expenses decreased by $20.2 million, or 20.8%, to $76.7 million for the nine-month period ended September 30, 2015, as compared to $96.9 million for the nine-month period ended September 30, 2014, due to the decreased cost for the operation of our offices in Angola, Brazil and Athens and decreased consultancy fees.
Legal settlements and other, net
Legal settlements and other, net increased by $5.9 million, or 218.5%, to a gain of $3.2 for the nine-month period ended September 30, 2015, as compared to a loss of $2.7 million, for the nine-month period ended September 30, 2014. The gain during the nine-month period ended September 30, 2015, relates mainly to an insurance claim for the Ocean Rig Mylos, as compared to the cancellation fees from a blow-out preventer order for the Leiv Eiriksson incurred during the nine-month period ended September 30, 2014 and write off of warranty claims.

Interest and finance costs
Interest and finance costs decreased by $22.8 million, or 9.7%, to $211.9 million for the nine-month period ended September 30, 2015, as compared to $234.7 million for the nine-month period ended September 30, 2014. The decrease is mainly associated with the non-cash write-offs and redemption costs associated with the full refinancing of our $500.0 million 9.50% Senior Unsecured Notes and $1.35 billion Senior Secured Credit Facility, totaling $54.6 million during the nine-month period ended September 30, 2014, which were partly offset by the higher level of debt during the nine-month period ended September 30, 2015.
Interest income
Interest income increased by $0.5 million, or 5.2%, to $9.6 million for the nine-month period ended September 30, 2015, compared to $9.1 million for the nine-month period ended September 30, 2014. The increase was mainly due to the interest received from Dryships Inc. and the amortization of finance fees which was partly offset by the lower interest received from bank deposits.
Loss on interest rate swaps
For the nine-month period ended September 30, 2015, we incurred losses on interest rate swaps of $16.3 million, as compared to losses of $6.2 million for the nine-month period ended September 30, 2014, resulting to a increase of $10.1 million, or 162.9%. The loss for the nine-month period ended September 30, 2015, was mainly due to mark to market losses of outstanding swap positions.
Gain from repurchase of senior notes
For the nine-month period ended September 30, 2015, we incurred gains of $52.2 million from the repurchase of senior notes, as compared to $0 million for the relevant period in 2014.The increase was due to the repurchase of  the total notional amounts of $114.2 million of the 7.25% Senior Unsecured Notes, and $14.4 million of the 6.50% Senior Secured Notes due 2017 at a discount due to the market value at which the notes were trading, by the Company. No such case existed for the relevant period in 2014.
Other, net
Other, net, decreased by $14.1 million or 1.762,9%, to a loss of $13.3 million for the nine-month period ended September 30, 2015, compared to a gain of $0.8 million for the nine-month period ended September 30, 2014. The loss recognized is due to foreign currency exchange rate differences mainly between USD and Norwegian Krone (NOK), Brazilian Real (BRL) or Angolan Kwanza (AOA).
Income taxes
Income taxes increased by $24.4 million, or 58.2%, to $66.3 million for the nine-month period ended September 30, 2015, compared to $41.9 million for the nine-month period ended September 30, 2014, mainly due to the increase of withholding taxes based on revenues of the fleet. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.
Liquidity
As of September 30, 2015, we had $884.7 million of cash and cash equivalents and $11.1 million restricted cash.

Our cash and cash equivalents increased by $355.8 million, or 67.3%, to $884.7 million as of September 30, 2015, compared to $528.9 million as of December 31, 2014 and our restricted cash increased by $8.5 million, or 326.9%, to $11.1 million as of September 30, 2015,compared to $2.6 million as of December 31, 2014. The increase in our cash and cash equivalents was mainly due to net proceeds from common stock issuance amounting to $192.7 million, loan proceeds amounting to $462.0 million and cash provided from operating activities amounting to $496.0 million, which were partly offset with loan repayments and payment of financing costs amounting to $49.6 million, the repurchase of senior notes, amounting to $76.4 million, the payment of dividends amounting to $50.3 million, the payment for the delivery of the Ocean Rig Apollo amounting to $394.8 million and the payment of $215.4 million for our drillships under construction and capital upgrades for our drilling units. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $886.3 million as of September 30, 2015, compared to a working capital surplus of $560.5 million as of December 31, 2014.  We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt or equity issuances.
As of September 30, 2015, we had total indebtedness of $4.8 billion under our senior secured credit facilities and secured notes, excluding unamortized deferred financing costs.  As of September 30, 2015, we were in compliance with all covenants related to our credit facilities.
As of September 30, 2015, we had $1.6 billion of remaining installment payments under our drillship newbuilding contracts relating to our three newbuilding drillships. The drillships under construction, the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos, will be financed with cash on hand, operating cash flow, equity financing and additional bank debt.
Cash flow
Net cash provided by operating activities was $503.9 million for the nine-month period ended September 30, 2015. For the nine-month period ended September 30, 2015, net income was adjusted for the effects of certain non-cash items including $283.1 million of depreciation and amortization of deferred financing costs. Moreover for the nine-month period ended September 30, 2015, net income was also adjusted for the effects of non-cash items, such as the loss in the change in fair value of derivatives of $1.1 million, the net cash inflows from changes in operating assets and liabilities of approximately $7.5 million, which was partly offset by net income of $254.4 million and the adjustment of the gain of $52.2 from the repurchase of senior notes. Net cash provided by operating activities was $246.5 million for the nine-month period ended September 30, 2014.
Net cash used in investing activities was $618.7 million for the nine-month period ended September 30, 2015, compared to $659.6 million used in investing activities for the nine-month period ended September 30, 2014. We made shipyard payments and expenditures related to drilling rigs, drillships machinery, equipment and other improvements of approximately $215.4 million and the payment for the delivery of the Ocean Rig Apollo amounting to $394.8 million for the nine-month period ended September 30, 2015. The increase in restricted cash was $8.5 million during the nine-month period ended September 30, 2015, compared to a decrease of $52.2 million in the corresponding period of 2014.
Net cash provided by financing activities was $478.5 million for the nine-month period ended September 30, 2015, consisting of loan proceeds amounting to $462.0 million and net proceeds from common stock issuance amounting to $192.7 million, which were offset with loan repayments and payment of financing costs amounting to $49.5 million, the repurchase of senior notes amounting to $76.4 million and dividend payments of $50.3 million. This compares to net cash provided by financing activities of $303.4 million for the nine-month period ended September 30, 2014.
Effect of exchange rate changes on cash was $7.9 million, loss for the nine-month period ended September 30, 2015 compared to no effect in the corresponding period of 2014.

Financing activities
Long-term debt
As of September 30, 2015, the Company was in compliance with the covenants in its credit facilities.
The annual principal payments required to be made after September 30, 2015, including balloon payments, totaling $4.8 billion due through July 2021, are as follows:

Twelve months ending:	Total (in thousands)
September 30, 2016	$70,905
September 30, 2017	70,905
September 30, 2018	856,537
September 30, 2019	456,705
September 30, 2020	2,085,927
September 30, 2021 and thereafter	1,222,000
Total principal payments	4,762,979
Less: Deferred financing costs	(90,936)
Total debt	$4,672,043

Off-balance sheet arrangements
We do not have any off-balance sheet arrangements.
Recent developments
During October, November and as of the date of this report, our wholly owned subsidiary has purchased a principal amount of $153.9 million of the Company's 7.25% Senior Unsecured Notes, due in 2019 and a principal amount of $142.0 million of the Company's 6.50% Senior Secured Notes, due in 2017, resulting in a total gain to the Company of $121.3 million.
Supplemental Information
Ocean Rig UDW Inc. and its Operating Subsidiaries
Adjustments to the calculation of Consolidated Net Income under the Company's 7.25% Senior Unsecured Notes due 2019.
During the nine-months ended September 30, 2015, we estimate that we will not exceed $12.4 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling rigs and drillships of Ocean Rig.
Drill Rigs Holdings Inc. and its Operating Subsidiaries
Selected historical consolidated financial information and other data:
The following table sets forth certain financial and other data of Drill Rigs Holdings Inc., our wholly-owned subsidiary and the issuer of $800.0 million aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "6.50% Senior Secured Notes") and each of its subsidiaries that is a guarantor of  the Senior Secured Notes (collectively "Drill Rigs Holdings"), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drill Rigs Holdings on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the 6.50% Senior Secured Notes.

	Year ended December 31, 2014	Nine Months ended September 30, 2015
(Dollars in thousands)
Total assets	$1,254,454	$1,181,004
Total debt, net of financing fees	(788,224)	(791,357)
Shareholders equity	(384,938)	(325,530)
Total cash and cash equivalents	23,635	7,290

	Nine Months ended September 30,
	2014	2015
(Dollars in thousands)
Total revenue	$319,964	$298,484
EBITDA	$178,353	$182,865

EBITDA reconciliation:
EBITDA represents net income before interest, taxes, depreciation and amortization and class survey costs.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drill Rigs Holdings measures its operations and efficiency. EBITDA is also presented herein because Drill Rigs Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Nine Months Ended September 30,
	2014	2015
Net income	$90,561	$70,207
Add: Net interest expense	27,416	42,126
Add: Depreciation and amortization	58,839	60,960
Add: Income taxes	1,537	9,572
EBITDA	$178,353	$182,865

Drillships Financing Holdings Inc. and its Operating Subsidiaries
Adjustments to the calculation of Consolidated Net Income under the Drillships Financing Holdings Inc. $1.9 billion Term Loan B Facility.
During the nine-months ended September 30, 2015, we estimate that we will not exceed $12.4 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling rigs and drillships of Drillships Financing Holdings Inc.
Selected historical consolidated financial information and other data:
The following table sets forth certain financial and other data of Drillships Financing Holdings Inc., our wholly owned subsidiary and the issuer of $1.9 billion Term Loan B Facility (the "Term Loan B") and each of  its subsidiaries that is a guarantor of  the Term Loan B (collectively "Drillships Financing Holdings"), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drillships Financing Holdings on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the Term Loan B.

	Year ended December 31, 2014	Nine Months ended September 30, 2015
(Dollars in thousands)
Total assets	$3,162,233	$3,047,493
Total debt, net of financing fees	(1,825,671)	(1,817,422)
Shareholders equity	(1,233,765)	(1,128,588)
Total cash and cash equivalents	24,554	15,791

	Nine Months ended September 30,
	2014	2015
(Dollars in thousands)
Total revenue	$496,770	$420,438
EBITDA	$271,166	$279,372

EBITDA reconciliation:
EBITDA represents net income before interest, taxes, depreciation and amortization and class survey costs.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Financing Holdings measures its operations and efficiency. EBITDA is also presented herein because Drillships Financing Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.
(Dollars in thousands)	Nine Months Ended September 30,
	2014	2015
Net income	$90,427	$54,900
Add: Net interest expense	45,159	94,740
Add: Depreciation and amortization	118,524	114,191
Add: Income taxes	17,056	15,541
EBITDA	$271,166	$279,372

Drillships Ocean Ventures Inc. and its Operating Subsidiaries
Adjustments to the calculation of Consolidated Net Income under the Drillships Ocean Ventures Inc. $1.3 billion Senior Secured Term Loan B Facility.
During the nine-months ended September 30, 2015, we estimate that we will not exceed $12.4 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling rigs and drillships of Drillships Ocean Ventures Inc.
Selected historical consolidated financial information and other data:
The following table sets forth certain financial and other data of Drillships Ocean Ventures Inc. our wholly-owned subsidiary and the issuer of $1.3 billion Senior Secured Term Loan B Facility (the "New Term Loan B") and each of  its subsidiaries that is a guarantor of  the New Term Loan B (collectively "Drillships Ocean Ventures"), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drillships Ocean Ventures on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the New Term Loan B.

	Year ended December 31, 2014	Nine Months ended September 30, 2015
(Dollars in thousands)
Total assets	$2,335,554	$2,225,063
Total debt, net of financing fees	(1,266,342)	(1,259,692)
Shareholders equity	(896,357)	(815,689)
Total cash and cash equivalents	21,950	7,473

	Nine Months ended September 30,
	2014	2015
(Dollars in thousands)
Total revenue	$367,478	$331,361
EBITDA	$226,023	$211,768

EBITDA reconciliation:
EBITDA represents net income before interest, taxes, depreciation and amortization and class survey costs.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Ocean Ventures measures its operations and efficiency. EBITDA is also presented herein because Drillships Ocean Ventures believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Nine Months Ended September 30,
	2014	2015
Net income/(loss)	$39,393	$68,783
Add: Net interest expense	113,729	57,121
Add: Depreciation and amortization	61,717	73,174
Add: Income taxes	11,184	12,690
EBITDA	$226,023	$211,768

Significant Accounting Policies
Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the nine-month period ended September 30, 2015.

FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:
●	the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity prices and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships;
●	hazards inherent in the offshore drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;
●	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and drilling rig and drillship mobilizations, performance provisions, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;
●	political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;
●	repudiation, nullification, termination, modification or renegotiation of contracts;
●	limitations on insurance coverage, such as war risk coverage, in certain areas;
●	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;
●	the inability to repatriate income or capital;
●	complications associated with repairing and replacing equipment in remote locations;
●	import-export quotas, wage and price controls or imposition of trade barriers;
●	regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity;

●	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
●	the level of expected capital expenditures and the timing and cost of completion of capital projects;
●	our ability to successfully employ both our existing and newbuilding drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;
●	Continued borrowing ability under our debt agreements and compliance with the covenants contained therein;
●	Our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
●	factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, dividends, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;
●	the effects of accounting changes and adoption of accounting policies;
●	recruitment and retention of personnel; and
●	other factors listed from time to time in reports, registration statements and other materials that we file with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20–F.
We caution readers of this document not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, we expressly disclaim any obligation to update and revise any forward looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

OCEAN RIG UDW INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2014 and September 30, 2015 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2014	September 30, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$528,933	$884,691
Restricted cash	2,564	1,044
Trade accounts receivable, net of allowance for doubtful receivables of $2,825 and $70,817 at December 31, 2014 and September 30, 2015, respectively	345,187	366,935
Other current assets (Note 4)	101,508	95,408
Total current assets	978,192	1,348,078

FIXED ASSETS, NET:
Advances for drillships under construction and related costs (Note 5)	622,507	385,467
Drilling rigs, drillships, machinery and equipment, net (Note 6)	6,207,633	6,837,540
Total fixed assets, net	6,830,140	7,223,007

OTHER NON-CURRENT ASSETS:
Restricted cash (Note 8)	-	10,020
Financial instruments (Note 9)	10,101	1,008
Due from a related party, non-current (Note 3)	117,219	-
Other non-current assets (Note 7)	105,969	43,287
Total non-current assets, net	233,289	54,315
Total assets	$8,041,621	$8,625,400

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 8)	$19,858	$56,857
Due to related parties (Note 3)	11,287	-
Accounts payable and other current liabilities	72,030	113,784
Accrued liabilities	175,058	151,341
Deferred revenue	121,579	126,037
Financial instruments (Note 9)	17,881	13,794
Total current liabilities	417,693	461,813

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs (Note 8)	4,352,592	4,615,186
Financial instruments (Note 9)	8,617	4,686
Deferred revenue	81,359	81,933
Other non-current liabilities	15,084	12,886
Total non-current liabilities	4,457,652	4,714,691

COMMITMENTS AND CONTINGENCIES (Note 14)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2014 and September 30, 2015, nil issued and outstanding at December 31, 2014 and September 30, 2015, respectively	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized, at December 31, 2014 and September 30, 2015, 132,017,178 and 160,888,606 issued and outstanding at December 31, 2014 and September 30, 2015, respectively (Note 10)	1,320	1,609
Treasury stock ; 0 shares at December 31, 2014 and $0.01 par value; 22,222,222 shares September 30, 2015 (Note 3)	-	(222)
Additional paid-in capital	3,494,957	3,572,560
Accumulated other comprehensive loss	(23,938)	(23,120)
Accumulated deficit	(306,063)	(101,931)
Total stockholders' equity	3,166,276	3,448,896
Total liabilities and stockholders' equity	$8,041,621	$8,625,400
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2014 and 2015
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine-month period ended September 30,
	2014	2015
REVENUES:
Revenues	$1,317,711	$1,272,473
EXPENSES:
Drilling rigs and drillships operating expenses	533,017	431,190
Depreciation and amortization (Note 6)	239,835	267,468
General and administrative expenses	96,915	76,647
Legal settlements and other, net	2,733	(3,234)
Operating income	445,211	500,402

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 12)	(234,705)	(211,937)
Interest income	9,130	9,605
Loss on interest rate swaps (Note 9)	(6,224)	(16,278)
Gain from repurchase of Senior Notes (Note 8)	-	52,213
Other, net	759	(13,256)
Total other expenses, net	(231,040)	(179,653)

INCOME BEFORE INCOME TAXES	214,171	320,749
Income taxes (Note 11)	(41,873)	(66,336)

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC.	$172,298	$254,413

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC COMMON STOCKHOLDERS (Note 13)	$171,802	$253,238

EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 13)	$1.30	$1.82
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 13)	131,832,444	138,885,188
Dividend declared per share	0.38	0.38

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the nine-month periods ended September 30, 2014 and 2015
 (Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2014	2015
Net income	$172,298	$254,413

Other Comprehensive income :
Reclassification of realized losses associated with capitalized interest to the Unaudited Interim Condensed Consolidated Statement of Operations, net (Note 9)	777	776
Actuarial (losses)/ gains	(557)	42
Total Other Comprehensive income	220	818

Total Comprehensive income	$172,518	$255,231
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2014 and 2015
 (Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2014	2015
Net Cash Provided by Operating Activities	$246,511	$503,867

Cash Flows Provided by/(used in) Investing Activities:
Advances for drillships under construction and related costs	(262,682)	(80,185)
Drilling rigs, drillships machinery, equipment and other improvements	(449,101)	(529,985)
Decrease/ (increase) in restricted cash	52,164	(8,500)
Net Cash Used in Investing Activities	(659,619)	(618,670)
Cash Flows Provided by/(used in) Financing Activities:
Proceeds from long term debt and Senior Notes	2,250,000	462,000
Principal payments and repayments of long-term debt and senior notes	(1,854,249)	(43,453)
Senior Notes repurchase	-	(76,355)
Net proceeds from common stock issuance	-	192,714
Dividends paid	(50,206)	(50,281)
Payment of financing costs, net	(42,140)	(6,175)
Net Cash Provided by Financing Activities	303,405	478,450
Effect of exchange rate changes on cash	-	(7,889)
Net increase/(decrease) in cash and cash equivalents	(109,703)	355,758
Cash and cash equivalents at beginning of period	605,467	528,933
Cash and cash equivalents at end of period	$495,764	$884,691
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

1. Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc., its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig UDW" or "Group"). Ocean Rig was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. as an international contractor of offshore deepwater drilling services. The Company was established by DryShips Inc. ("DryShips" or formerly the "Parent") for the purpose of being the holding company of its drilling segment. From June 8, 2015, and following a public offering (Note 10), the Company has been considered as an affiliate entity and not as a controlled subsidiary of DryShips. DryShips is currently impacted by the prolonged downturn in the drybulk charter market. The Company, in the preparation of its consolidated financial statements, has considered its relationship to DryShips and any impact to its former Parent's financial condition might have on its own consolidated financial statements. Based on its assessment, the Company has concluded that there is no impact on the basis of preparation of its consolidated financial statements.
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F (File No. 001-35298) for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and include the accounts and operating results of Ocean Rig UDW, its wholly-owned subsidiaries and its VIEs. As of December 31, 2014 and September 30, 2015, the Company consolidated one VIE for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2014, were $64,314 and $65,358, respectively, while total liabilities exceeded total assets by $1,044. The VIE's total assets and liabilities, as of September 30, 2015, were $54,616 and $71,722, respectively, while total liabilities exceeded total assets by $17,106.
On September 11, 2015, the Company entered into an agreement to provide third party technical management services for the offshore drilling unit Cerrado.
In the opinion of the management, these unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2015, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2015.
2. Significant Accounting Policies:
A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015 (the "Consolidated Financial Statements for the year ended December 31, 2014"). There have been no material changes to these policies in the nine-month period ended September 30, 2015.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

3. Transactions with Related Parties:
	December 31,	September 30,
	2014	2015
Balance Sheet

Due from a related party, non-current – Dryships Inc.	117,219	-
Due from related party, non-current – Total	117,219	-

Due to related parties – Cardiff Drilling Inc.	4,287	-
Due to related parties – Azara Services S.A.	4,000	-
Due to related parties – Basset Holding Inc.	3,000	-
Due to related parties – Total	11,287	-

Advances for drillships under construction and related costs – Cardiff Drilling Inc.	$1,546	$394
Drilling rigs, drillships, machinery and equipment, net – Cardiff Drilling Inc.	$2,885	$2,961

	Nine-month period ended September 30,
Statement of Operations	2014	2015
Service revenue, net - Cardiff Drilling Inc.	$(12,451)	$(12,433)
General and administrative expenses:
-Vivid Finance Limited	13,153	1,350
-Azara Services S.A.	1,875	1,875
-Basset Holding Inc.	911	374
-Amortization of CEO's stock based compensation	1,304	2,361
Interest income – Dryships Inc.	$-	$6,024
Amortization and write-off of financing fees – Dryships Inc.	$-	$2,780

Cardiff Drilling Inc.: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling")  a company controlled by the Chairman, President and Chief Executive Officer of the Company, Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries. In consideration of such services, the Company will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement are expensed in the consolidated statement of operations or capitalized as a component of "Advances for drillships under construction and related costs" being a directly attributable cost to the construction, as applicable.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

3. Transactions with Related Parties (continued):
Vivid Finance Limited: Under the consultancy agreement effective from January 1, 2013, between Ocean Rig Management and Vivid Finance Limited ("Vivid"), a company controlled by Mr. George Economou, pursuant to which Vivid acts as a consultant on financing matters for Ocean Rig and its subsidiaries, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and, (iii) the raising of equity or debt in the capital markets. In exchange for its services in respect of the Company, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.
On July 29, 2015, the Company amended its agreement with Vivid to expand the scope of the services provided under the agreement to the Company and its subsidiaries or affiliates, to cover certain cash management and cash investment services.  In exchange for its services in respect of the Company, Vivid is entitled to a fee equal to 30% of any profits provided the profits are at least 10% of the invested amount.
Basset Holdings Inc.: Under the consultancy agreement effective from June 1, 2012, between a wholly owned subsidiary of the Company and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.0 million based on the Euro/U.S. Dollar exchange rate as of September 30, 2015). Effective January 1, 2015, the annual remuneration was reduced to Euro 0.45 million ($0.50 million based on the Euro/U.S. Dollar exchange rate as of September 30, 2015).
Basset is also the owner of 114,286 shares of the Company's common stock, as of September 30, 2015.
Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by Mr. Antony Kandylidis, is the owner of 1,570,226 shares of the Company's common stock, as of September 30, 2015.
George Economou: On June 8, 2015, the Company successfully completed the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share, resulting in net proceeds of $194,134, after deducting placement fees. As part of the offering, George Economou, the Company's Chairman, President and Chief Executive Officer, purchased $10,000, or 1,428,571 shares, of common stock in the offering at the public offering price. As of September 30, 2015, Mr. George Economou has a 5.4% shareholding of the Company.
Azara Services S.A.: Under the consultancy agreement entered on September 9, 2013 and effective from January 1, 2013, between one of the Company's wholly owned subsidiaries and Azara Services S.A. ("Azara"), a related party entity incorporated in the Republic of Marshall Islands, Azara provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of the Company.  The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500.
In addition, on August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of $2,500 cash and 150,000 shares of the Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vested over a period of two years. The stock based compensation was being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig's shares on the grant date of $17.56 per share.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

3. Transactions with Related Parties (continued):
On August 19, 2014, Company's Compensation Committee approved a bonus in the form of $2,500 cash and 150,000 shares of Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of the Company, rendered during 2013. The shares vest over a period of three years with 50,000 shares vesting on December 31, 2014, 50,000 shares vesting on December 31, 2015, and 50,000 vesting on December 31, 2016. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of Ocean Rig shares on the grant date of $18.37 per share.
On December 30, 2014, Company's Compensation Committee approved a bonus in the form of $4,000 cash and 300,000 shares of Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer, during 2014. The shares vest over a period of three years with 100,000 shares vesting on December 31, 2015, 100,000 shares vesting on December 31, 2016, and 100,000 vesting on December 31, 2017. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of Ocean Rig shares on the grant date of $9.46 per share. The shares were issued during the first quarter of 2015.
DryShips Inc.
On November 18, 2014, the Company entered into a $120,000 Exchangeable Promissory Note with its former parent company, DryShips. The loan from the Company to DryShips bears interest at a LIBOR plus margin rate and was due in May 2016. The Company had the option to exchange this loan for its common shares owned by DryShips at a fixed price per share, provided the DryShips $200,000 Secured Bridge Credit facility had been repaid in full. If such exchange occurred, the margin of the loan would be reduced from inception. The above terms were amended with relevant supplemental agreements on DryShip's $200,000 Secured Bridge Credit facility. On June 4, 2015, the Company and DryShips signed an amendment under the $120,000 Exchangeable Promissory Note to, among other things, partially exchange $40,000 of the loan for 4,444,444 of the Company's shares owned by Dryships, amend the interest of the loan and pledged to the Company 20,555,556 shares of the Company's stock owned by Dryships. On August 13, 2015, the Company reached an agreement with DryShips and exchanged the remaining outstanding balance of $80,000 owed to the Company under the $120,000 Exchangeable Promissory Note, for 17,777,778 shares of the Company owned by DryShips.
During the nine-month period ended September 30, 2015, the Company incurred interest income and amortization and write off of financing fees amounting to $8,804 from DryShips under this loan agreement.
During the nine-month period ended September 30, 2015, the Company paid dividends of $50,281 out of which $29,755 were paid to DryShips.
4. Other Current Assets:
The amount of other current assets shown in the accompanying unaudited interim condensed consolidated balance sheets is analyzed as follows:
	December 31, 2014	September 30, 2015
Inventories	$6,609	$9,501
Deferred mobilization expenses	66,169	54,915
Prepayments and advances	22,880	26,891
Other	5,850	4,101
	$101,508	$95,408

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

5. Advances for drillships under construction and related costs:
The amounts shown in the accompanying consolidated balance sheets include milestone payments under the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2014.
The movement of the account during the Nine month period ended September 30, 2015, was as follows:
Balance, December 31, 2014	$622,507
Advances for drillships under construction and related costs	490,646
Drillships delivered	(727,686)
Balance, September 30, 2015	$385,467

On March 5, 2015, the Company took delivery of the drillship Ocean Rig Apollo.
The Company has advanced $148,632 to the yard for the Ocean Rig Santorini, which is equipped with two blow-out preventers and is scheduled to be delivered to the Company in June 2017. On September 3, 2015, the Company reached an agreement to postpone the delivery of Ocean Rig Santorini to the second quarter of 2017, and defer certain portion of the pre-delivery payments. The total project cost is estimated to be approximately $679,470.
The Company has advanced $108,400 and $76,600, respectively to the yard for each of the new two drillships under construction, which are equipped with two blow-out preventers. On April 27, 2015, the Company reached an agreement to postpone the delivery of the Ocean Rig Crete and Ocean Rig Amorgos to the first quarter of 2018 and 2019, respectively and defer certain portion of the pre-delivery payments. The total project cost for the construction of each drillship is estimated to be approximately $758,000.
6.  Drilling rigs, drillships, machinery and equipment, net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$7,331,372	$(1,123,739)	$6,207,633
Additions/ Transfer from drillships under construction	895,517	-	895,517
Depreciation	-	(265,610)	(265,610)
Balance September 30, 2015	$8,226,889	(1,389,349)	6,837,540

As of September 30, 2015, all of the Company's operating drilling rigs and drillships have been pledged as collateral to secure bank loans, the Company's 6.50% Senior Secured Notes due 2017 and term loan B facilities (Note 8).
7. Other non-current assets:
The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2014	September 30, 2015

Deferred mobilization expenses	$43,327	$30,032
Intangible assets, net	4,732	3,650
Prepaid investments	57,910	9,605
Total	$105,969	$43,287

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

8. Long-term Debt:
	December 31, 2014	September 30, 2015
$1.3 billion Senior Secured Term Loan B Facility	$1,296,750	$1,287,000
$1.9 billion Secured Term Loan B Facility	1,876,250	1,862,000
$462 million Senior Secured Credit Facility	-	442,547
7.25% Senior Unsecured Notes	500,000	385,800
6.50% Senior Secured Notes	800,000	785,632
Less: Deferred financing costs	(100,550)	(90,936)
Total debt	4,372,450	4,672,043
Less: Current portion	(19,858)	(56,857)
Long-term portion	$4,352,592	$4,615,186

6.50% Senior Secured Notes due 2017
On September 20, 2012, the Company's wholly owned subsidiary Drill Rigs Holdings Inc. (the "Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Senior Notes") offered in a private offering, resulting in net proceeds of approximately $781,965. The Company used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as at September 20, 2012. The Drill Rigs Senior Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.
The Drill Rigs Senior Notes are fully and unconditionally guaranteed by the Company and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with the Company, the "Guarantors").
Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the Drill Rigs Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the Drill Rigs Senior Notes, at one time or from time to time at 103.25% (from October 1, 2015 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.
The Drill Rigs Senior Notes and the Drill Rigs Senior Notes guarantees are secured, on a first priority basis, by a security interest on the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude and certain other assets of the Issuer and the Issuer Subsidiary Guarantors and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions. The contractual semi-annual coupon interest rate is 6.50% on the Drill Rigs Senior Notes.
During the nine-month ended September 30, 2015, a Company's wholly owned subsidiary has purchased in the open market an aggregate principal amount of $14,368 of these notes, resulting in a gain of $3,078 included in "Gain from repurchase of Senior Notes" in the accompanying unaudited interim condensed consolidated statements of operations. The outstanding balance reported above, of $785,632, is net of the notes repurchased in the open market.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

8. Long-term Debt (continued):
7.25% Senior Unsecured Notes due 2019
On March 26, 2014, the Company issued $500,000 aggregate principal amount of 7.25% Senior Unsecured Notes due 2019 (the "7.25% Senior Unsecured Notes") offered in a private placement, resulting in net proceeds of approximately $493,625. The Senior Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. The Company used the net proceeds from the offering of the 7.25% Senior Unsecured Notes, together with cash on hand and repurchased $462,300 of its 9.50% Senior Unsecured Notes, of which $500,000 in aggregate principal amount was outstanding prior to closing of the 7.25% Notes Offering, at a tender premium of 105.375%, while the remaining $37,700, was redeemed at a redemption price of 104.5% on May 13, 2014.
The 7.25% Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which would occur if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 7.25% per year.
During the nine-month ended September 30, 2015, a Company's wholly owned subsidiary has purchased in the open market an aggregate principal amount of $114,200 of these notes, resulting in a gain of  $49,135 included in "Gain from repurchase of Senior Notes" in the accompanying unaudited interim condensed consolidated statements of operations. The outstanding balance reported above, of $385,800, is net of the notes repurchased in the open market.
$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, the Company's wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B ("New Term Loan B") facility to repay the $1.35 billion Senior Secured Credit Facility, which had an outstanding loan balance of approximately $1.3 billion on that date. The unamortized balance of deferred finance fees associated with the repaid loans, amounting to approximately $19,797, were written off in the consolidated statement of operations upon the extinguishment of the related debt in July 2014. In addition, restricted cash of $75,000 associated with the respective debt was released upon the repayment.  The New Term Loan B facility which is secured primarily by first priority mortgages on the vessels, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, bears interest at a fixed rate and matures on July 25, 2021.
$1.9 billion Secured Term Loan B Facility
On February 7, 2014, the Company refinanced its then existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

8. Long-term Debt (continued):
$462 million Senior Secured Credit Facility
On February 13, 2015, the Company's wholly owned subsidiary, Drillship Alonissos Owners Inc., entered into a secured term loan facility agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475,000 to partially finance the construction costs of the Ocean Rig Apollo. This facility has a 5 year term and bears interest at LIBOR plus a margin. On March 3, 2015, the Company drew down an amount of $462,000 under this facility and pledged restricted cash of $10,000 associated with the respective loan.
The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries.
Certain of our debt instruments contain financial covenants, minimum coverage ratio requirements and minimum liquidity and working capital requirements and restrict, without the bank's prior consent, the Company's and its subsidiaries ability to, among other things, pay dividends, change the management and ownership of its drillships, incur additional indebtedness, incur and create liens on its assets, and change in the general nature of the Company's business and require that the Company maintain an established place of business in the United States or the United Kingdom.
Total interest and debt amortization cost incurred on long-term debt for the nine month periods ended September 30, 2014 and 2015, amounted to $230,224 and $226,233, respectively, of which $27,297 and $20,044, respectively, were capitalized as part of the cost of the drillships under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.
The aggregate available undrawn amounts under the Company's facilities at September 30, 2015, were $0. The Company's weighted average interest rates on the above bank loans and notes were 6.32% and 6.29%, as of September 30, 2014 and 2015, respectively.
The annual principal payments required to be made after September 30, 2015, including balloon payments, totaling $4,762,979 due through July 2021, are as follows:
September 30, 2016	$70,905
September 30, 2017	70,905
September 30, 2018	856,537
September 30, 2019	456,705
September 30, 2020	2,085,927
September 30, 2021 and thereafter	1,222,000
Total principal payments	4,762,979
Less: Deferred financing costs	(90,936)
Total debt	$4,672,043

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

9. Financial Instruments and Fair Value Measurements:
ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.
The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.
Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statement of operations.
The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company also enters from time to time into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. All of the Company's derivative transactions are entered into for risk management purposes.
As of September 30, 2015, the Company had outstanding seven interest rate swap agreements, of $1.7 billion notional amount, maturing from April 2016 through November 2017.
Tabular disclosure of financial instruments is as follows:
Fair Values of Derivative Instruments in the Balance Sheet:
Derivatives not designated as Hedging Instruments	Balance Sheet Location	December 31, 2014 Fair value	September 30, 2015 Fair value
Interest rate swaps	Financial Instruments non-current assets	$10,101	$1,008
Interest rate swaps	Financial Instruments current liabilities	(17,881)	(13,794)
Interest rate swaps	Financial Instruments non-current liabilities	(8,617)	(4,686)
Total derivatives		$(16,397)	$(17,472)

During the nine-month periods ended September 30, 2014 and 2015, the losses transferred from accumulated other comprehensive loss in the accompanying unaudited interim condensed consolidated statements of operations were $777 and $776, respectively. The estimated net amount of existing losses at September 30, 2015, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $1,035.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

9. Financial Instruments and Fair Value Measurements (continued):
The effects of derivative instruments not designated or qualifying as hedging instruments on the unaudited interim condensed consolidated statements of operations is as follows:
		Amount of Loss
Derivatives not designated as hedging instruments	Location of Loss Recognized	Nine-month period ended September 30, 2014	Nine-month period ended September 30, 2015
Interest rate swaps	Loss on interest rate swaps, net	(6,224)	(16,278)
Total		$(6,224)	$(16,278)

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, other current assets, accounts payable, other current liabilities, due from related parties and due to related parties reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The carrying value approximates the fair market value for floating rate loans and the intercompany loan. The carrying value of non-current restricted cash receiving floating interest rate approximates the fair value. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.
The 7.25% Senior Unsecured Notes and the 6.50% Senior Secured Notes have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the countermarket). The fair value of the outstanding balance of the $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility which have a fixed rate is estimated through Level 2 inputs of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities.
The estimated fair value of the above 7.25% Senior Unsecured Notes and 6.50% Senior Secured Notes, as at December 31, 2014, was approximately $380,000 and $666,000, respectively. The estimated fair value of the above $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility as at December 31, 2014, was approximately the same as their carrying value net of finance fees. For the aforementioned senior notes and term loans their carrying value net of finance fees as at December 31, 2014, was $492,214, $788,224, $1,825,671 and $1,266,341, respectively.
The estimated fair value of the above 7.25% Senior Unsecured Notes and 6.50% Senior Secured as at September 30, 2015, is approximately $196,758 and $589,223 respectively. The estimated fair value of the above $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility as at September 30, 2015, is $1,121,855 and $862,290, respectively. For the aforementioned senior notes and term loans their carrying value net of finance fees as at September 30, 2015, is $380,852, $776,988, $ 1,817,421 and $ 1,259,692, respectively.
The guidance for fair value measurement applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)
9. Financial Instruments and Fair Value Measurements (continued):
Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:
Level 1--Quoted market prices in active markets for identical assets or liabilities.
Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3--Unobservable inputs that are not corroborated by market data.
The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.
	September 30, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest rate swaps-asset position	$1,008	-	1,008	$-
Interest rate swaps-liability position	(18,480)	-	(18,480)	-
Total	$(17,472)	-	(17,472)	$-

10. Common Stock and Additional Paid-in Capital:
Issuance of common shares
On June 8, 2015, the Company successfully completed the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share, resulting in proceeds of $194,134, after deducting placement fees. As part of the offering, Mr. George Economou, the Company's Chairman, President and Chief Executive Officer, purchased $10,000, or 1,428,571 shares, of common stock in the offering at the public offering price.
Restricted stock awards: On March 31, 2014, Ocean Rig's Compensation Committee approved the grant of 161,200 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.79 per share.
On August 19, 2014, the Compensation Committee approved a bonus in the form of 150,000 shares to be granted to Azara for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years with 50,000 shares vesting on December 31, 2014, 50,000 shares vesting on December 31, 2015, and 50,000 vesting on December 31, 2016. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $18.37 per share.
On November 4, 2014, the Company's Compensation Committee approved the grant of 45,450 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $12.60 per share.
On December 30, 2014, the Company's Compensation Committee approved a bonus in the form of 300,000 shares to be granted to Azara for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2014. The shares vest over a period of three years with 100,000 shares vesting on December 31, 2015, 100,000 shares vesting on December 31, 2016, and 100,000 vesting on December 31, 2017. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $9.46 per share.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

10. Common Stock and Additional Paid-in Capital (continued):
On April 29, 2015, the Company's Compensation Committee approved the grant of 173,200 shares of non-vested common stock to employees of Ocean Rig.  The shares vest over a period of three years.  The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $7.24 per share.
On August 5, 2015, the Company's Compensation Committee approved the grant of 13,502 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $3.19 per share.
As of September 30, 2015, 344,352 shares have vested, while 191,526 shares were forfeited due to employees' resignations.
The movement during the nine-month period ended September 30, 2015, is presented below:
	Number of non-vested shares	Weighted average grant date fair value per non vested shares

Balance December 31, 2014	612,798	13.49
Granted	186,702	6.95
Vested	(50,000)	17.56
Forfeited	(19,900)	13.58
Balance September 30, 2015	729,600	11.54

As of December 31, 2014 and September 30, 2015, there was $6,235 and $3,689 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company, respectively. That cost is expected to be recognized over a period of 2 years. The amounts of $3,019 and $3,687 represent the stock based compensation expense and are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations for the periods ended September 30, 2014 and 2015, respectively.
11. Income Taxes:
Ocean Rig UDW operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which the Company operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.
12. Interest and Finance Costs:
The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Nine-month period ended September 30,
	2014	2015
Interest on long-term debt, including amortization of financing costs	$230,224	$226,233
Capitalized borrowing costs	(27,297)	(20,044)
Premium on 9.50% Senior Unsecured Notes (Note 8)	26,546	-
Discount on receivable from drilling contract	-	4,111
Commissions, commitment fees and other financial expenses	5,232	1,637
Total	$234,705	$211,937

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

13. Earnings per share:

	Nine-month period ended September 30,
	2014			2015
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income	$172,298	-	-	$254,413	-	-

Less: Non-vested common stock dividends declared and undistributed earnings	(496)	-	-	(1,175)	-	-

Basic and diluted EPS Income attributable to common stockholders	$171,802	131,832,444	$1.30	$253,238	138,885,188	1.82

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share for the nine-month periods ended September 30, 2014 and 2015. For the nine-month period ended September 30, 2014 and 2015, non-vested participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.
14. Commitments and Contingencies:
14.1 Legal proceedings:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.
As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
During March 2015, one of Ocean Rig's drillships was redelivered approximately 6 months ahead of the contractual redelivery date of August 2015. The Company is presently in discussions with its customer and intends to legally defend its rights if an amicable solution fails.
The Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.
14.2 Purchase Obligations:
The following table sets forth the Company's contractual purchase obligations as of September 30, 2015.
	2016	2017	2018	2019	Total
Drillships building contracts	$32,179	571,437	495,800	464,000	1,563,416
Total obligations	$32,179	571,437	495,800	464,000	1,563,416

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2014 and 2015
(Expressed in thousands of U.S. Dollars)

15. Subsequent Events:
15.1 During October, November and as of the day of this report, a Company's wholly owned subsidiary has purchased a principal amount of $153,889 of the Company's 7.25% Senior Unsecured Notes, due in 2019 and a principal amount of $141,973 of the Company's 6.50% Senior Secured Notes, due in 2017, resulting in a total gain to the Company of $121,263.